SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 8-A/A


                               AMENDMENT NO. 1

                    To Registration Statement on Form 8-A
                     filed August 30, 1996, relating to
                 Preference Share Purchase Rights

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                              CENTURYTEL, INC.
            (Exact name of registrant as specified in its charter)


              LOUISIANA                              72-0651161
         (State of incorporation)                 (I.R.S. Employer
             or organization)                  Identification Number)

       100 CENTURY PARK DRIVE, MONROE, LOUISIANA        71203
       (Address of principal executive offices)       (Zip Code)

      Securities registered hereunder pursuant to Section 12(b) of the Act:

            Title of each class                 Name of each exchabge
               so registered              on which each class is registered
               -------------              ---------------------------------

     Preference Share Purchase Rights          New York Stock Exchange
                                                Berlin Stock Exchange

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is to become effective pursuant to General Instruction A.(d), check the following box. [ ]


Securities Act registration statement file number to which this form relates:
 N/A   (if applicable)
-------


      Securities to be registered pursuant to Section 12(g) of the Act:

                                    NONE

     This Amendment No. 1 to our Form 8-A amends and restates the description of our preference share purchase rights in "plain English."

ITEM 1:  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On August 27, 1996, we adopted a Rights Agreement. We amended the Rights Agreement on May 25, 1999 to adjust the number of preference shares purchasable upon exercise of the rights, increase the exercise price and make other technical changes reflecting our three-for-two stock splits effected in March 1998 and March 1999. If the rights become exercisable, each right will entitle its holder to purchase one two-hundred twenty-fifth (1/225) of a share of our Series BB Participating Cumulative Preference Stock at an exercise price of $135 per unit, subject to further adjustment and certain exceptions noted below. Our Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with the Board rather than to attempt a hostile takeover. The discussion below describes the Rights Agreement but is not complete. You should read it together with the Rights Agreement, which is incorporated by reference as an exhibit to this Amendment No. 1

     ISSUANCE OF RIGHTS

     Under our Rights Agreement, we will issue one preference share purchase right for each outstanding share of common stock, including any shares issued after the date of this Amendment No. 1 but before the rights may become exercisable.

     INITIAL STATUS OF THE RIGHTS

     The rights are not exercisable immediately. Instead, the rights attach to and trade with all outstanding shares of common stock. The rights will separate from the common stock and become exercisable upon the earlier of:

     * the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (an "acquiring person"); or

     * the tenth business day, or any later date as determined by the Board prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming the beneficial owner of 15% or more of our outstanding common stock.

     EVIDENCE OF RIGHTS

     Until the rights become exercisable, are redeemed or exchanged, or expire:

     * the rights will be evidenced by and transferred with the common stock certificates;

     * new common stock certificates issued after September 30, 1996 will contain a notation incorporating the Rights Agreement by reference; and

     * any surrender for transfer of any common stock certificates will also constitute the transfer of the rights associated with the common stock.

     As soon as practicable after the rights become exercisable, we will mail rights certificates to the common shareholders that are eligible to receive rights. After we mail them, the separate rights certificates alone will represent the rights.


     TERM OF RIGHTS

     The rights will expire on November 1, 2006, unless we extend this date or redeem or exchange the rights as described below.

     EXERCISE AFTER SOMEONE BECOMES AN ACQUIRING PERSON

     After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.

     Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right will be entitled to receive common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:

     *    we consolidate with, or merge with or into, any other person;

     * any person consolidates with us, or merges with us and we are the continuing or surviving corporation of the merger and, in connection with the merger, all or part of CenturyTel's common stock are changed into or exchanged for cash, new securities or any other property; or

     * we sell or otherwise transfer 50% or more of our assets or earning power.

     ADJUSTMENT

     The exercise price and the number of preference shares or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. We are not obligated to issue fractional preference shares. If we decide not to issue fractional preference shares, we will make a cash adjustment based on the market price of the preference shares prior to the date of exercise.

     EXCHANGE AND REDEMPTION

     After a person or group becomes an acquiring person, we may exchange the rights, in whole or in part, for common stock at an exchange ratio specified in the Rights Agreement. We generally may not make an exchange after any person or group becomes the beneficial owner of 50% or more of our common stock.

     We may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Once redeemed, the rights will terminate immediately and the only right of the rights holders will be to receive the cash redemption price.

     RIGHTS, PREFERENCES, AND LIMITATIONS OF RIGHTS

     Preference shares purchasable upon exercise of the rights will not be redeemable. Each preference share will entitle the holder to receive a preferential quarterly dividend payment of the greater of $10 or 225 times the aggregate dividend declared per share of common stock. In the event of liquidation, the holders of each preference share will be entitled to a minimum preferential liquidation payment of $100 per share plus accrued and unpaid dividends on such share and, under certain circumstances, may be entitled to receive additional distributions. Each preference share will entitle the holder to 225 votes and will vote together with the common stock. Finally, in the event of certain transactions in which our common stock is converted into or exchanged for new securities, cash or other property, each preference share will entitle the holder to receive 225 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the preference shares' dividend, liquidation, and voting rights, the value of each one two-hundred twenty-fifth interest in a preference share should approximate the value of one share of common stock.

     AMENDMENTS

     We may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the 15% thresholds described above to not less than the greater of

     * the sum of .001% and the largest percentage of our outstanding common stock known by us to be beneficially owned by any person or group; or

     *    10%.

However, after any person or group becomes an acquiring person, we may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.

     MISCELLANEOUS

     Until a right is exercised, the holder will have no rights as a shareholder beyond those as an existing CenturyTel common shareholder. The initial distribution of rights is not taxable to CenturyTel or the shareholders. However, shareholders may, depending on the circumstances, recognize taxable income in the event that the rights become exercisable as described above.

ITEM 2: EXHIBITS

     The exhibits to this registration statement are listed in the exhibit list, which appears elsewhere herein and is incorporated herein by reference.


                            * * * * *

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                CENTURYTEL, INC.


                                By: /S/ Harvey P. Perry
                                   ---------------------------------
                                      Harvey P. Perry
                                      Executive Vice President,
                                      General Counsel and Secretary

Dated:  November 18, 1999

                          EXHIBIT LIST

EXHIBIT                     DESCRIPTION
3.1                         Amended and Restated Articles of Incorporation of CenturyTel,
                            dated as of May 6, 1999 (incorporated by reference to Exhibit 3(i)
                            to CenturyTel's  Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

3.2                         Bylaws of CenturyTel as amended through August 24, 1999
                            (incorporated by reference to Exhibit 3(ii) of CenturyTel's
                            Quarterly Report on Form 10-Q for the quarter ended September 30,
                            1999).

4.1                         Rights Agreement dated August 27, 1996 between CenturyTel and
                            Harris Trust and Savings Bank (as successor-in-interest to Society
                            National Bank), as Rights Agent (incorporated by reference to
                            Exhibit 1 to CenturyTel's Current Report on Form 8-K filed August
                            30, 1996), as amended by Amendment No. 1 to Rights Agreement, dated May 25, 1999 (incorporated by reference to Exhibit 4.2(ii)
                            to CenturyTel's Current Report on Form 8-K dated May 25, 1999).